EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of AirTran Holdings, Inc. (the "Company") on Form 10-Q for the period ending September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stanley Gadek, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

> **(1)   The Report fully complies with the requirements of section 13(a) and 15(d) of the Securities Act of 1934; and**
> **(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and operations of the Company.**

/s/ Stanley Gadek
Stanley Gadek
Chief Financial Officer
November 14, 2002